

January 28, 2014

Via E-mail
David R. Stern
Executive Vice President – Chief Financial Officer
The Pep Boys - Manny, Moe & Jack
3111 W. Allegheny Ave.
Philadelphia, PA 19132

> **Re:** **The Pep Boys – Manny, Moe & Jack**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 18, 2013**
> **File No. 1-03381**

Dear Mr. Stern:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Executive Overview, page 19

1. We note comparable store sales are defined as sales generated by locations in operation during the same period of the prior year. When stores go through a grand reopening, please tell us when they are included within your comparable stores sales data. Additionally, in light of your disclosure on page 6 that customers can now purchase products online for in-store or home delivery, please also tell us if you include online sales in your calculation of comparable store sales, and if so, please tell us how your current disclosure encompasses your definition accordingly.

Results of Operations, page 20

2. We note the disclosure on page 22 that your comparable store sales decreased primarily due to "lower customer counts" partially offset by an increase in the "average transaction amount per customer." With a view towards transparency, please tell us what consideration you have given to quantifying these metrics so as to provide more insight on why they had a positive or negative impact on your results of operations as compared to the prior year so as to provide material information to the reader that is necessary to an understanding of the company's financial condition and operating performance. We refer you to Section III.B.4 of SEC Release No. 33-8350.

Note 1 – Summary of Significant Accounting Policies, page 41

Self-Insurance, page 47

3. We note your disclosure that you record insurance liabilities. We also note that you maintain stop loss coverage with third party insurers through which you reinsure certain of your casualty and health care benefit liabilities. Given the material nature of your liability, please tell us what consideration you gave to quantifying your stop loss coverage, or advise us why this information is not considered necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant, at (202) 551- 3855 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief